UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
UNAUDITED
As At	March 31, 2006	December 31, 2005
Assets
Current
Cash and cash equivalents (Note 3)	19,304,709	32,322,603
Restricted cash (Note 4)	1,000,000	1,000,000
Accounts receivable	573,043	476,455
Inventory (Note 5)	422,348	-
Prepaids and deposits	893,156	441,545
	22,193,256	34,240,603
Long-term asset	232,489	232,489
Property and equipment (Note6)	705,133	318,786
Mineral properties (Note7)	21,230,016	13,768,974
Total Assets	44,360,894	48,560,852
Liabilities
Current
Accounts payable and accrued liabilities	316,862	3,369,083
Deferred revenue	50,306	50,306
Other current liabilities (Note 8)	2,470,514	3,346,264
	2,837,682	6,765,653

Asset retirement obligation (Note 9)	615,000	360,000
	3,452,682	7,125,653

Contingent liabilities (Note 8)
Shareholders’ equity
Share capital (Note 10)	47,239,755	46,950,953
Contributed surplus (Note 11)	3,024,363	1,774,873
Deficit (Note 12)	(9,355,906)	(7,290,627)
	40,908,212	41,435,199
Total Liabilities and Shareholders’ Equity	44,360,894	48,560,852
See accompanying notes to the unaudited interim consolidated financial statements.

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
For the three months ended March 31
UNAUDITED
	2006	2005
Expenses (income)
Amortization	18,713	13,729
Office	120,331	91,829
Quarry operation costs	173,668	-
Professional fees (Notes 14 and 15)	207,434	183,268
Shareholder services and promotion (Note 15)	230,346	172,101
Mineral exploration costs	273,810	220,692
Salaries and benefits	297,480	136,402
Stock-based compensation (Note 14)	959,297	478,783
Interest income	(215,798)	(25,788)
Loss for the period	2,065,281	1,271,016
Deficit, beginning of period	(7,290,627)	(2,648,809)
Deficit, end of period	(9,355,906)	(3,919,825)
Loss per share
Basic and diluted (Note 13)	(0.03)	(0.02)

See accompanying notes to the unaudited interim consolidated financial statements.

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flows
For the three months ended March 31
UNAUDITED
	2006	2005
Cash flows from operating activities
Cash paid to suppliers	(2,868,348)	(268,442)
Cash paid to employees	(585,455)	(259,555)
Interest paid	(2,062)	(872)
Interest received	99,037	25,788
	(3,356,828)	(503,081)
Cash flows from investing activities
Mineral exploration costs	(9,536,768)	(808,642)
Purchase of property and equipment	(356,860)	(18,503)
	(9,893,628)	(827,145)
Cash flows from financing activities
Issuance of common shares for cash	232,562	409,317
	232,562	409,317
Decrease in cash and cash equivalents	(13,017,894)	(920,909)
Cash and cash equivalents, beginning of period	32,322,603	5,444,270
Cash and cash equivalents, end of period	19,304,709	4,523,361

See accompanying notes to the unaudited interim consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2006 and 2005
UNAUDITED

1.

Nature of operations

Birch Mountain Resources Ltd. (the “Company”), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and preparing to develop its mineral leases and permits in Northern Alberta.  At inception, the efforts of the Company were focused on exploration of precious metals and research into precious metals technology.  However, over the past three and a half years its focus has been on the development of its industrial minerals.  The Company has two projects in its industrial minerals division, the Muskeg Valley Quarry and the Hammerstone Project, both of which are development of the limestone contained on the Company’s mineral leases.  The Hammerstone Project is a planned quarry expansion and quicklime and cement plants.  The Muskeg Valley Quarry has been approved for development by the governmental regulators.  The rights of the Company are to develop, extract and sell limestone products.  The Company must comply with conditions of the regulatory approvals such as to monitor ground water, report extraction and pay royalties thereon and the reclaim the site at the end of production.  To date, the Company has not earned significant revenues and is considered to be in the development stage.  The recoverability of the amounts shown for mineral properties is dependant upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the development of its mineral properties.  On February 25, 2005, the Company released an independent technical report, which indicates the potential for a limestone quarry in the Fort McMurray area and reports an estimated value for the mineral reserves in excess of the current carrying value of the mineral properties.

2.

Significant accounting policies

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada.   The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited consolidated financial statements for the year ended December 31, 2005.  Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. Accordingly, these interim consolidated financials statements should be read together with the Company’s audited consolidated financial statements for the year ended December 31, 2005.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

3.

Cash and cash equivalents

At March 31, 2006, cash equivalents included $18,921,979 (December 31, 2005 - $31,911,272) invested in guarantee investment certificates earning interest at rates of 3.25% to 3.50% (2005 – 2.15% to 2.55%).

4.

Restricted cash

The Company pledged as collateral $1,000,000 against a demand operating line, through assignment of one-year term deposits to the Royal Bank of Canada.  The Company has not drawn on the operating line except for a stand-by letter of credit, which is explained in Note 9.

5.

Inventory

During the quarter, the Company began production of limestone, which will be crushed for the various marketable products.  Inventory includes direct production costs such as fuel, labour, contractors, production overhead and direct rock excavation work including direct overburden stripping.  Inventory is recorded at the lower of cost or market.  The cost of finished products and in process inventories is determined on an average cost basis.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2006 and 2005
UNAUDITED

6.

Property and equipment

	March 31, 2006			December 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Equipment	775,796	236,843	538,953	459,429	229,843	229,586
Computer	420,926	261,016	159,910	333,238	251,222	82,016
Leasehold improvements	39,387	33,117	6,270	38,382	31,198	7,184
	1,236,109	530,976	705,133	831,049	512,263	318,786

7.

Mineral properties

The Company holds a significant number of permits, applications to convert permits to leases and leases on mineral rights in the Athabasca region of Northern Alberta.

Athabasca Region

At March 31, 2006, the Company’s mineral property in the Athabasca region consisted of 32 (2005 – 32) permits, 22 (2005 – 22) permits for which the Company has applied to convert to leases, and 69 (2005 – 69) leases, for a total area of 402,801 (2005 – 402,748) hectares.

The Company has capitalized expenditures related to its industrial mineral projects and expensed amounts related to its mineral exploration and technology division.  Amounts capitalized and expensed related to mineral properties are as follows:

	Capitalized			Expensed for the three months ended
	At Mar 31, 2006	For the three months ended Mar 31, 2006	At Dec 31, 2005	Mar 31, 2006	Mar 31, 2005
Asset retirement obligation	615,000	255,000	360,000	-	7,746
Administration	1,131,554	320,417	811,137	8,477	-
Assay and geological	105,744	-	105,744	-	-
Land lease and permit	59,958	150	59,808	120,918	160,929
Materials, services and drilling	7,041,546	1,957,242	5,084,304	115,710	17,053
Site preparation	10,588,210	4,586,383	6,001,827	-	31,061
Salaries	1,310,452	247,442	1,063,010	28,580	31,061
Travel and accommodations	377,553	94,408	283,144	125	3,903
	21,230,016	7,461,042	13,768,974	273,810	220,692

Since inception, the Company has incurred a total of $25,468,897 of costs on mineral exploration and development of which, $21,230,016 has been capitalized.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2006 and 2005
UNAUDITED

8.

Other current liabilities

The Company raised capital through the issuance of flow through shares in 2003 and 2004, that provided for an indemnity to the subscriber for additional taxes payable if Birch was unable to or failed to renounce the qualifying expenditures as agreed, without limiting the recourse of the subscriber.  The Company applied for and filed the necessary forms to qualify for and renounce expenditures in 2002, 2003 and 2004 and has subsequently determined some of these expenditures do not qualify for flow through tax treatment.  The Company is exposed to costs for the indemnification of the subscribers and any assessed corporate taxes, penalties and interest.  The Company has estimated and accrued a potential liability in the amount of $2,470,514 (2005- $3,346,264).  In February 2006, the Company amended its tax filings, paid its estimated corporate taxes plus interest and the updated the reported tax balances to reflect this change.  The reported amount is subject to measurement uncertainty due to the tax filing positions of the subscribers, their tax rates and the amount of corporate taxes, penalties or interest that may be payable, which will not be known until any potentially affected subscribers as reassessed for their tax positions by the Canada Revenue Agency and these amounts become known to the Company.  The Company believes this estimate could vary higher or lower by up to fifteen percent.

9.

Asset retirement obligation

The Company has estimated the total discounted future cost of reclaiming the site of its limestone quarry to be $615,000 (2005 - $360,000).  The total future undiscounted costs are estimated at $1,300,000 (2005 -  $1,100,000). This estimate is based on estimated provided by consulting engineers to the Company for costs that would be incurred by third parties to return the Muskeg Valley Quarry to its reclaimed status as defined under the Company’s environmental and operating permits.    Costs are allocated to two categories and the future site restoration timing is determined by management.  Site infrastructure will service the quarry for its estimated fifty year life and the initial production quarry area is estimated not be reclaimed for ten years.  The discounted future cost estimates have been determined by management using a 3% inflation rate and a 7.5% discount factor. The amounts are subject to measurement uncertainty with respect to costs in the local market for third parties to perform this work, the actual timing of reclamation, the inflation rate used and the discount rate used.  A $670,000 irrevocable standby letter of credit was drawn on the Company’s operating line of credit as a guarantee to Alberta Environment for the estimated future reclamation.  The Company will have to post additional guarantee up to the total estimated undiscounted costs for the reclamation estimates of the work that actually occurred in 2005 and is planned in 2006.  Changes in the asset retirement obligation during the period are as follows:

Balance December 31, 2005	360,000
Change in estimate for previous balance	90,000
Incurred in the period	165,000
Balance March 31, 2006	615,000

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2006 and 2005
UNAUDITED

10.

Share capital

(a)

Authorized capital

Unlimited number of common voting shares, no par value

Unlimited number of preferred shares, issuable in series

Unlimited number of non-voting shares

(b)

Issued - Common shares

	Number	Amount
Balance December 31, 2005	80,421,487	46,950,953
Issued for cash
Issued on exercise of options	465,750	232,562
Reclassified from contributed surplus upon exercise of options	-	56,239
Balance March 31, 2006	80,887,237	47,239,755

(c)

Options

The Company has a stock option plan that was established in 1994 and has been subsequently amended by the shareholders, including most recently in 2004.   The purpose of the plan is to offer persons who provided services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain an interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons.   The plan contains provisions stating that the option period may not exceed five years and that the number of common shares issuable on exercise of outstanding stock options may not exceed 10,269,047 shares.   The plan is administered by the Compensation Committee of the Board of Directors who determines to whom options shall be granted including the terms, and vesting of the grants.  When options are granted, the Compensation Committee sets the strike price equal to the closing price on the Toronto Venture Stock Exchange of the previous day.  The Company has outstanding options on common shares as follows:

	Number of Options	Exercise Price Range ($)	Weighted Average Exercise Price ($)	Expiry Date
December 31, 2005	7,201,570	0.26 – 7.81	0.84	2006 - 2010
Granted	592,500	8.78	8.78	2011
Exercised	465,750	0.26 – 2.35	0.50	2006-2011
March 31, 2006	7,328,320	0.26 – 8.78	1.74	2006-2011

Stock options outstanding and exercisable as at March 31, 2006 are as follows:

Exercise Price ($)	Number of Options Outstanding	Number of Options Exercisable	Expiry Date
0.65	100,000	100,000	April 2006
0.26	690,000	690,000	March 2007
0.34	900,000	900,000	April 2007
0.30	1,445,000	1,445,000	October 2008
0.53	125,000	125,000	May 2009
0.55	1,645,750	1,645,750	August 2009
0.74	7,500	5,625	November 2009
2.35	242,500	181,875	January 2010
2.48	1,092,570	819,428	March 2010
2.09	262,500	131,250	April 2010
7.81	225,000	56,250	November 2010
8.78	592,500	148,125	January 2011
1.74	7,328,320	6,248,303	2006 - 2011

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2006 and 2005
UNAUDITED

11.

Contributed surplus

Balance December 31, 2005	1,774,873
Options granted to employees, directors and officers	596,232
Options granted to advisors	709,497
Options exercised and reclassed to share capital	(56,239)
Balance March 31, 2006	3,024,363

12.

Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the shareholders approved a reduction in the stated capital by the amount of the accumulated deficit as of June 30, 2004.   As a result, the deficit and share capital were reduced by $27,748,932.

13.

Loss per share amounts

Basic loss per share is calculated using the weighted-average number of shares outstanding for the period.  For purposes of the calculations, the weighted-average number of shares outstanding for the three months ended March 31, 2006 was 80,695,925 (2005 – 66,552,361).  Diluted loss per share amounts have not been calculated as the effect of common shares issuable upon exercise of share options and warrants is anti-dilutive.   All of the Company’s outstanding options are available for dilution in future periods.

14.

Stock-based compensation and stock-based expenses

Stock-based compensation expense and stock-based expenses recorded were are follows:

	2006	2005
Stock-based compensation for stock issued and vested in the current period	596,232	559,617
Stock-based compensation for stock issued in prior periods and vested in the current period	645,954	86,337
Less stock-based compensation capitalized in mineral properties	(282,888)	(167,171)
Net stock-based compensation expense	959,298	478,783
Stock-based expenses for options issued to advisors in prior periods and vested in the current period, included in professional fees (i)	63,543	63,543
Total stock-based expenses	1,022,841	$542,326

(i)

Expenses included in professional fees were valued based on the market price of the stock at the time of the transaction.

The Company uses the Black-Scholes option-pricing model to provide a fair-value for stock based compensation for employees, directors, officers and advisors.  The weighted average assumptions used for options issued to employees, directors and officers may differ from those used for options issued to advisors as the expected life of the options issued by the Company may be different as the term of the option is often shorter.  The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005
Expected life	2 years	1 to 2 years
Risk-free interest rate	5.3%	4.3%
Expected volatility	80%	100%
Annual dividends	nil	nil

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2006 and 2005
UNAUDITED

Prior to January 1, 2003, the Company was not required to recognize compensation expense for options granted to employees, directors, officers and advisors.  Had the fair-value method been used from January 1, 2001 to January 1, 2003, the Company’s net loss and net loss per share, adjusted for the amortization of stock options issued in prior periods into stock based expenses, would have been as follows:

	2006	2005
Pro-forma loss	(2,078,780)	(1,289,269)
Loss per share, basic	(0.03)	(0.02)

15.

Related-party transactions

The Company incurs transactions with related parties, in the normal course of business.  The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party.  The Company had the following transactions with related parties for the three months ended March 31, 2006:

•

Included in shareholder services and promotion is $5,700 (2005 - $4,245) related to a company controlled by the spouse of a director.

·

Included in professional fees is $12,300 (2005 - $24,600) of consulting and legal fees related to a company owned by an officer.

•

Included in professional fees is $225 (2005 - $nil) of legal fees related to a law firm in which an officer is a lawyer.

•

Included in professional fees is $1,354 (2005 - $nil) of legal fees related to a company owned by an officer.

•

Included in accounts payable is $nil (2005 - $58,748) relating to these transactions.

16.

Income taxes

The income tax recovery differs from the amount that is expected by applying the current tax rates for the following reasons:

	2006	2005
Loss before taxes	2,065,281	1,271,016
Expected tax recovery at 33.62% (2005–33.62%)	694,347	478,156
Non-deductible expenses for tax	(326,332)	(212,466)
Other	(108,101)	13,769
Valuation allowance	(259,914)	(279,459)
Future income tax recovery	-	-

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax asset has been recognized for accounting purposes.

17.

Segmented information

The Company's principal business segment, Industrial Minerals, is the acquisition, exploration and development of its mineral leases and permits.  The Company also engages in ongoing exploration and research of mineral technology.  In identifying these segments the Company considers the organizational structural and areas of budget responsibility as well as the general corporate philosophy.  The Industrial Minerals division will generate its revenue from the sale of limestone products such as aggregates and reagent products.  The Mineral Exploration and Technology division could generate income from the sale of technology patents or significant valuable mineral or metals discoveries.  The accounting for revenue, expense and assets attributed to each segment is based on each transaction, which is coded to separate general ledger department codes for each segment.  The Company’s activities are focused in Western Canada and the Company’s assets are located in Alberta.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the quarters ended March 31, 2006 and 2005
UNAUDITED

Segmented information for the three-month period ended March 31, 2006 is a follows:

	Industrial Minerals	Mineral Exploration and Technology	Corporate	Total
2006
Revenue	-	-	215,798	215,798
Expense	173,668	273,810	1,833,601	2,281,079
Loss	(173,668)	(273,810)	(1,617,803)	(2,065,281)
Assets	22,968,050	46,010	21,346,836	44,360,894
2005
Revenue	-	-	25,788	25,788
Expense	-	220,692	1,076,112	1,296,804
Loss	-	(220,692)	(1,050,324)	(1,271,016)
Assets	4,422,043	156,195	5,003,375	9,581,613

18.

Financial instruments

Fair values

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and other current liabilities approximates their fair value because of the short-term maturities of these items.

Foreign currency risk

The Company maintains cash balances and occasionally enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations.  The transactions and balances have been stated in Canadian dollars in accordance with the Company’s foreign currency translation policy. As at quarter-end, the following items were denominated in United States currency and have been converted into Canadian currency at the period-end exchange rate.

	2006	2005
Cash (CAD$)	17,969	234,711
Accounts payable (CAD$)	18,099	47,142

19.

Subsequent events

In May 2006, the Company provided a general security agreement to the Royal Bank of Canada against an increased credit facility that provided for an additional borrowing capacity of $5,000,000 for capital lease financing.  The borrowings on this additional credit were securitized by cash collateral of $1,250,000 and a general security agreement over all the assets of the Company.  In May 2006, no amounts were yet drawn against this facility.

20.

Comparative figures

Certain comparative figures have been reclassified to confirm with presentation adopted in the current period.